FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                September 15, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Sale of Offices dated 15 September, 2004



British Energy plc
15 September 2004

SALE OF OFFICES IN EAST KILBRIDE, SCOTLAND

British Energy announces the sale of its corporate headquarters located at Peel Park, East Kilbride, in Scotland to Kenmore Capital East Kilbride Limited in consideration of;

1.   a cash payment of GBP6.625m;

2. a potential additional cash payment of up to GBP0.25m if certain letting arrangements come to fruition; and

3. the Company entering in to a lease of part of the ground floor of Peel Park for a period of 10 years at an initial rent of GBP150k per annum.

It is expected that the sale will be completed in January 2005. The proceeds will be used for working capital purposes.

The sale of this office follows the Company's review of its cost base and operational efficiencies, announced last summer, which set the objective of bringing together the nuclear power station support functions at the Company's office in Barnwood (Gloucester) to create a single centre of expertise.

British Energy signed a lease in August 2004 for a smaller corporate headquarters in Alba Campus, Livingston, Scotland which will be better suited to the Company's future business needs. Plans are also well advanced for the sub-leases of premises at Innovation House, Westway Business Park, Renfrew, Scotland for the relocation from Peel Park of staff from certain engineering support groups.


Contacts:
Andrew Dowler               Media                           020 7831 3113
John Searles                Investor Relations              01355 262 202

Website: www.british-energy.com
         ----------------------

------------------------------------------------------------


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 15, 2004                    BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations